UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          DUQUESNE LIGHT HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    266233105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               Christopher Leslie
                               Castor Holdings LLC
                         Level 22, 125 West 55th Street
                            New York, New York 10019
                                 (212) 231-1696
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  July 5, 2006
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                         (Continued on following pages)

--------------------------------------------------------------------------------
 1. Name of Reporting Person:

    Castor Holdings LLC

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
 3. SEC USE Only

--------------------------------------------------------------------------------
 4. Source of Funds:

    N/A
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization:

    State of Delaware
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               7.   Sole Voting Power:

  Number of         0 shares
   Shares      -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power:
  Owned by
    Each            0 shares (1)
  Reporting    -----------------------------------------------------------------
   Person      9.   Sole Dispositive Power:
    With
                    0 shares
               -----------------------------------------------------------------
               10.  Shared Dispositive Power:

                    0 shares (1)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    0 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    0.0% (2)
--------------------------------------------------------------------------------
14. Type of Reporting Person:

    OO (3)
--------------------------------------------------------------------------------

(1) Castor Holdings LLC, a Delaware limited liability company ("Castor"), may be deemed to be a member of a "group", within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that includes DUET Investment Holdings Limited, a company incorporated in Victoria, Australia ("DUET") and certain of its affiliated entities, and Industry Funds Management (Nominees) Limited, a company incorporated under the laws of New South Wales, Australia and as trustee of the IFM (International Infrastructure) Wholesale Trust ("IFM"). DUET and IFM have entered into a Stock Purchase Agreement with Duquesne Light Holdings, Inc., a Pennsylvania corporation ("Duquesne"), pursuant to which DUET and IFM have agreed to acquire up to 8,836,232 shares of the common stock of Duquesne as described in Item 4 of this
Schedule 13D. Castor, Duquesne and Castor Merger Sub Inc., a Pennsylvania corporation and a wholly owned subsidiary of Castor ("Merger Sub"), also have entered into an Agreement and Plan of Merger, pursuant to which Castor will acquire all of the outstanding common stock of Duquesne in a merger, all as described in Item 4 of this Schedule 13D. Castor expressly disclaims beneficial ownership of any of the shares of the Common Stock that may be beneficially owned by DUET and IFM and expressly declares that the filing of this Schedule

13D shall not be construed as an admission that Castor is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of the Common Stock that may be beneficially owned by DUET and IFM.

(2) Based on the representation of Duquesne in Section 3.3(a) of the Stock Purchase Agreement that 79,614,546 shares of the Common Stock were outstanding as of July 3, 2006, and adding to that number (i) 6,818,827 shares of the Common Stock that may be issued in connection with the DUET Purchase and (ii) 2,017,405 shares of the Common Stock that may be issued in connection with the IFM Purchase (collectively, the "Declared Shares Outstanding"). Under Section 13(d)(3) of the Exchange Act and based on the total number of the Declared Shares Outstanding, Castor may be deemed to have shared power to vote and shared power to dispose of approximately 9.9% of the outstanding Common Stock.

(3) Castor Holdings LLC is a limited liability company.

ITEM 1.   SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, no par value (the "Common Stock"), of Duquesne Light Holdings, Inc., a Pennsylvania corporation ("Duquesne"). The principal executive offices of Duquesne are located at 411 Seventh Avenue, Pittsburgh, PA 15219.

ITEM 2.   IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Castor Holdings LLC, a Delaware limited liability company ("Castor"), and its principal business is the acquisition of Duquesne pursuant to the transactions described in Item 4 below. The principal business address and principal office address of Castor is Level 22, 125 West 55th Street, New York, New York 10019. The name, present principal occupation, business address and citizenship of each manager and authorized person of Castor are set forth on Schedule I attached hereto and are incorporated herein by reference.

         During the last five years, neither Castor, nor, to the knowledge of Castor, any person listed on Schedule I attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.   PURPOSE OF TRANSACTIONS.

         THE STOCK PURCHASE
         ------------------

         Pursuant to a Stock Purchase Agreement, dated as of July 5, 2006 (the "Stock Purchase Agreement"), by and among Duquesne, DUET Investment Holdings Limited, a company incorporated in Victoria, Australia ("DUET"), and Industry Funds Management (Nominees) Limited, a company incorporated under the laws of New South Wales, Australia and as trustee of the IFM (International Infrastructure) Wholesale Trust ("IFM"), a copy of which is included as Exhibit
99.1 to this Schedule 13D and is incorporated herein by reference, DUET will purchase 6,818,827 shares of the Common Stock (the "DUET Purchase") at a purchase price of $16.00 per share (the "Purchase Price") with an aggregate purchase price of $109,101,232.00, and IFM will purchase 2,017,405 shares of the Common Stock at the Purchase Price per share with an aggregate purchase price of $32,278,480.00 (the "IFM Purchase" and together with the DUET Purchase, the "Duquesne Purchases") (the "Stock Purchase"). The description of the Stock Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.1 to this Schedule 13D.

         These purchases are subject to two main conditions (in addition to customary closing conditions). The first condition ("Condition I") is that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), is terminated or expires without DUET, IFM or Duquesne receiving a request for additional information from the Federal Trade Commission ("FTC") or the Department of Justice ("DOJ"). If this condition is not met, DUET will instead purchase 3,543,750 shares of the Common Stock at the Purchase Price per share and 3,275.077 shares of Duquesne's Series B Preferred Stock (Participating Convertible) (the "Preferred Stock") at a purchase price of $16,000.00 per share (the "DUET Alternative Purchase" and together with the IFM Purchase in the circumstances described in this paragraph, the "Duquesne Alternative Purchases"). Neither the Purchase Price nor the IFM Purchase will be affected. Each share of the Preferred Stock is convertible into 1,000 shares of the Common Stock.

         The second condition ("Condition II") is that neither the Duquesne Purchases nor the Duquesne Alternative Purchases may result in DUET and IFM together holding more than 9.99% of the outstanding shares of the Common Stock as of the closing of the Duquesne Purchases or the Duquesne Alternative Purchases, as applicable. For purposes of calculating the percentage of outstanding shares of the Common Stock to be held by DUET as of the closing of the DUET Alternative Purchase, the conversion of each share of the Preferred Stock into 1,000 shares of the Common Stock is assumed.

         If Condition I has been met but Condition II has not been met (and therefore both DUET and IFM are purchasing only the Common Stock), the number of shares of the Common Stock to be purchased in the Duquesne Purchases will be reduced pro rata so that, after the Duquesne Purchases are completed, DUET and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Purchases.

         If Condition I has not been met and Condition II has not been met (and therefore DUET is purchasing both the Common Stock and the Preferred Stock), the number of shares of the Preferred Stock to be purchased by DUET and the number of shares of the Common Stock to be purchased by IFM will be reduced pro rata so that, after the Duquesne Alternative Purchases are completed, DUET and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Alternative Purchases (assuming the conversion of each purchased share of the Preferred Stock into 1,000 shares of the Common Stock). If, after reducing the number of shares of the Preferred Stock to be purchased by DUET to zero, Condition II still is not met, the number of shares of the Common Stock to be purchased by DUET in the DUET Alternative Purchase and the remaining number of shares of the Common Stock to be purchased by IFM in the IFM Purchase will be reduced pro rata so that, after the Duquesne Alternative Purchases are completed, DUET and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Alternative Purchases.

         If the Preferred Stock is purchased in the DUET Alternative Purchase because Condition I is not met, the shares of the Preferred Stock will have voting rights once the applicable waiting period under the HSR Act with respect to the Duquesne Alternative Purchases expires or is terminated (at a ratio of 1,000 votes per share of the Preferred Stock to 1 vote per share of the Common Stock as of the closing of the Duquesne Alternative Purchases and subject to adjustments upon certain future events), to be voted together with the Common Stock as a single class.

         The Stock Purchase Agreement requires that Duquesne make a filing with the Federal Energy Regulatory Commission ("FERC") to permit DUET to exercise without restriction the voting rights of all of the securities it purchases (such permission, the "FERC Approval"). If the FERC Approval has not been received as of the closing of either the Duquesne Purchases or the Duquesne Alternative Purchases, DUET must vote any shares of the Common Stock and the Preferred Stock (if the Preferred Stock has voting rights as described above) owned by it that represent more than 4.99% of the outstanding shares of the Common Stock (assuming full conversion of any shares of the Preferred Stock then entitled to vote) pro rata with all other holders of the Common Stock until the FERC Approval is obtained. The shares of the Preferred Stock will be automatically converted to shares of the Common Stock upon the later of the expiration or termination of the applicable waiting period under the HSR Act and the receipt of the FERC Approval.

         The closing date for the Duquesne Purchases will be the later of (i) July 27, 2006 and (ii) three business days after the closing conditions described in the Stock Purchase Agreement have been met or waived. The closing date for the Duquesne Alternative Purchases (if applicable) will be the later of
(i) five business days after the applicable waiting period under the HSR Act would have expired if none of the parties to the Stock Purchase Agreement had received a request for additional information from the FTC or the DOJ and (ii) three business days after the closing conditions described in the Stock Purchase Agreement have been met or waived, provided that the closing date of the Duquesne Alternative Purchases will be no later than August 15, 2006.

         THE MERGER AND THE EQUITY CONTRIBUTION
         --------------------------------------

         DUET, IFM and Duquesne entered into the Stock Purchase Agreement in connection with a separate agreement whereby Duquesne agrees to be acquired by Castor, in which both DUET and IFM are members, pursuant to an Agreement and Plan of Merger, dated as of July 5, 2006 (the "Merger Agreement"), by and among Duquesne, Castor and Castor Merger Sub Inc., a Pennsylvania corporation and a wholly owned subsidiary of Castor ("Merger Sub"), a copy of which is included as
Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.2 to this Schedule 13D. The purchase of the Common Stock and, potentially, the Preferred Stock, in the Stock Purchase is not conditioned upon consummation of the acquisition of Duquesne pursuant to the Merger Agreement.

         Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into Duquesne, with Duquesne continuing as the surviving corporation (such events constituting the "Merger"). At the effective time of the Merger (i) each then outstanding share of the Common Stock (excluding any shares of the Common Stock owned by Duquesne, Holdings or any wholly-owned subsidiary of Duquesne or Holdings, but not excluding shares of the Common Stock held by Duquesne Light Company) will be converted into the right to receive $20.00 in cash, without interest, and (ii) each then outstanding share of the Preferred Stock will be converted into the right to receive $20,000.00 in cash, without interest, (the "Merger Consideration").

         Under the terms of the Merger Agreement, Duquesne may terminate the Merger Agreement should the Stock Purchase Agreement be terminated prior to the effective time of the Merger for reasons other than breach of the terms of the Stock Purchase Agreement by Duquesne or should the parties thereto otherwise fail to consummate the Stock Purchase upon the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement. Further, under the terms of the Stock Purchase Agreement, should any shares of the Preferred Stock be outstanding and entitled or required to vote in connection with approval of the Merger Agreement, the Merger or related transactions, DUET (and any transferee of DUET's shares of the Preferred Stock) must, to the extent it may lawfully do so, vote the shares of the Preferred Stock in favor of the Merger Agreement, the Merger or related transactions.

         In connection with the transactions contemplated by the Merger Agreement, Castor and all of its members, a list of whom is set forth on
Schedule II attached hereto (the "Members"), entered into an Equity Contribution Agreement, dated as of July 3, 2006 (the "Equity Contribution Agreement"), a copy of which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference. The description of the Equity Contribution Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.3 to this Schedule 13D. Pursuant to the Equity Contribution Agreement, each of the Members agreed, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, to contribute an aggregate amount of $1,129,250,000 in order to fund Castor's payment of the Merger Consideration pursuant to the Merger Agreement (the "Equity Contributions"). Each Member's Equity Contribution is subject to downward adjustment for certain advances to be made by each Member to Castor to pay Castor's expenses in connection with the Merger and to an escrow account for the satisfaction of Duquesne's claims, if any, against Castor or Merger Sub under the Merger Agreement, the Stock Purchase Agreement or the Equity Contribution Agreement.

         Under the terms of the Equity Contribution Agreement, DUET and IFM (each an "Investor") have granted Castor the right to purchase the shares of the Common Stock and the Preferred Stock, as applicable, to be purchased by each of the Investors (the "Purchased Shares") pursuant to the terms of the Stock Purchase Agreement and still owned by them as of immediately prior to closing of the Merger at a price equal to the Purchase Price per share (the "Castor Call Option"). Additionally, Castor has granted each Investor the right to purchase the limited liability company interest in Castor in exchange for the Purchased Shares or, if an Investor no longer owns Purchased Shares, for cash in an amount which allows an Investor to realize the difference between the Purchase Price and the Merger Consideration per share that it would have realized had the Investor received the Merger Consideration in the Merger (the "Investor Call Option"). Each of the Castor Call Option or the Investor Call Option may be exercised on or after the date nine days after Castor has notified the Members that the conditions set forth in the Merger Agreement have been satisfied or waived and prior to the earlier of the effective time of the Merger or the termination of the Merger Agreement. The exercise of either of the Castor Call Option or the Investor Call Option will serve to reduce the Equity Contribution to be made by the applicable Investor by an amount equal to the number of Purchased Shares transferred by such Investor to Castor pursuant to the option exercised multiplied by the Merger Consideration.

         DUET and certain of its affiliated entities, as described in their
Schedule 13D relating to the Common Stock filed on the date hereof (the "DUET
Schedule 13D"), have stated in the DUET Schedule 13D that they intend to evaluate periodically the advisability of continuing to hold or selling the Purchased Shares based upon the trading price of the Common Stock, the liquidity requirements of DUET and the progress of the Merger. In connection with these evaluations, DUET and certain of its affiliated entities have stated in the DUET
Schedule 13D that they may study or prepare plans or proposals to facilitate dispositions of the Purchased Shares and may change their current intentions with respect to the Purchased Shares.

         The Merger Agreement is expected to result in the acquisition by Castor of all of the Common Stock pursuant to the Merger, accompanied by a delisting and deregistration of the Common Stock and change in all of Duquesne's directors and a change in Duquesne's capitalization as a result of the indebtedness intended to be incurred in connection with the Merger. In addition, the Merger Agreement grants Castor certain consent rights with respect to matters outside Duquesne's usual course of business or as to certain specified matters. In addition, Duquesne and Castor may confer with respect to other business matters affecting the matters set forth in Items (a) through (j) of Item 4 of the instructions to Schedule 13D.

         Other than as described above, Castor does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although Castor reserves the right to develop such plans or proposals.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the matters described in Item 4 above, Castor may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with (i) DUET and certain of its affiliated entities as described in the DUET Schedule 13D and (ii) IFM. Accordingly, Castor may be deemed to beneficially own 8,836,232 shares of the Common Stock that may be beneficially owned by DUET (6,818,827 shares) and IFM (2,017,405 shares). Such shares of the Common Stock constitute 9.9% of the issued and outstanding shares of the Common Stock based on the representation of Duquesne in Section 3.3(a) of the Stock Purchase Agreement that 79,614,546 shares of the Common Stock were outstanding as of July 3, 2006, and adding to that number (i) 6,818,827 shares of the Common Stock to be issued in connection with the DUET Purchase and (ii) 2,017,405 shares of the Common Stock to be issued in connection with the IFM Purchase (collectively, the "Declared Shares Outstanding"). Castor may be deemed to have shared power to vote and shared power to dispose of such shares of the Common Stock that may be beneficially owned by DUET and IFM. However, Castor (i) is not entitled to any rights as a shareholder of Duquesne as to those shares of the Common Stock and (ii) expressly disclaims any beneficial ownership of such shares of the Common Stock.

         As described in Item 4 of this Schedule 13D, other than the Merger Agreement, Castor has not effected transactions in the Common Stock during the past sixty days.

         To the knowledge of Castor, no person, other than (i) DUET and certain of its affiliated entities as described in the DUET Schedule 13D and (ii) IFM, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock that may be deemed to be beneficially owned by Castor.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Stock Purchase Agreement, the Merger Agreement and the Equity Contribution Agreement (each of which is defined and described in Item 4 of this Schedule 13D) are incorporated by reference in their entirety into this Item 6.

         Except as described herein, neither of Castor, nor, to the knowledge of Castor, any of the persons listed on Schedule I attached hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of Duquesne.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT                               DESCRIPTION
-------                               -----------

 99.1 Stock Purchase Agreement, dated as of July 5, 2006, by an among Duquesne Light Holdings, Inc., DUET Investment Holdings Limited and Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale Trust (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Duquesne Light Holdings, Inc. with the SEC on July 6, 2006, File No. 001-10290).

 99.2 Agreement and Plan of Merger, dated as of July 5, 2006, by and among Duquesne Light Holdings, Inc., Castor Holdings LLC and Castor Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Duquesne Light Holdings, Inc. with the SEC on July 6, 2006, File No. 001-10290).

 99.3 Equity Contribution Agreement, dated as of July 3, 2006, by and among DUET Investment Holdings Limited, Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale Trust, CLH Holdings, GP, Macquarie Specialised Asset Management Limited, as responsible entity for Macquarie Global Infrastructure Fund IIA, Macquarie Specialised Asset Management 2 Limited, as responsible entity for Macquarie Global Infrastructure Fund IIB, Macquarie Specialised Asset Management Limited, as responsible entity for Macquarie-FSS Infrastructure Trust, Motor Trades Association of Australia Superannuation Fund Pty Limited and SAS Trustee Corporation, as trustee for the STC Funds, as that expression is defined by the Superannuation Administration Act of 1996 (NSW), on the one hand, and Castor Holdings LLC, on the other hand (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by DUET Investment Holdings Limited, Diversified Utility and Energy Trust No. 1 (DUET 1), Diversified Utility and Energy Trust No. 2 (DUET
              2), AMPCI Macquarie Infrastructure Management No 1 Limited (RE1) and AMPCI Macquarie Infrastructure Management No 2 Limited (RE2) on Duquesne Light Holdings, Inc. with the SEC on July 17, 2006, File No. 005-40489).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify as of July 17, 2006 that the information set forth in this statement is true, complete and correct.




                                            Castor Holdings LLC

                                            By:  /s/ Christopher Leslie
                                                 ----------------------
                                                 Name:  Christopher Leslie
                                                 Title: Authorized Person

                                   SCHEDULE I
                                   ----------

             MANAGERS AND AUTHORIZED PERSONS OF CASTOR HOLDINGS LLC

         The name, business address, present principal occupation and citizenship of each of the managers and authorized persons of Castor Holdings LLC are set forth below.

                                                    CASTOR HOLDINGS LLC MANAGERS

NAME                      BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION                      CITIZENSHIP
------------------------------------------------------------------------------------------------------------------------------------
Peter John Barry          Macquarie Bank Limited            Chief Executive Officer, Diversified Utility      Australia
                          1 Martin Place                    and Energy Trust No. 1 (DUET 1) and Diversified
                          Sydney, New South West 2000       Utility and Energy Trust No. 2 (DUET 2)
                          Australia


David Bartholomew         Macquarie Bank Limited            Chief Operating Officer, Diversified Utility      Australia
                          1 Martin Place                    and Energy Trust No. 1 (DUET 1) and Diversified
                          Sydney, New South West 2000       Utility and Energy Trust No. 2 (DUET 2)
                          Australia


Christopher Leslie        125 West 55th Street              Chief Executive Officer, Macquarie                United Kingdom and
                          New York, New York 10019          Infrastructure Partners Inc.                      Australia
                          U.S.A.


Mark Wong                 125 West 55th Street              Fund Manager, Macquarie Infrastructure            Australia
                          New York, New York 10019          Management (USA) Inc.
                          U.S.A.

Greg Osborne              Macquarie Bank Limited            Executive, Macquarie Bank Limited                 Australia
                          1 Martin Place
                          Sydney, New South West 2000
                          Australia


Azhar Abidi               Casselden Pl., Level 29           Fund Manager, Industry Funds Management           Australia
                          2 Lonsdale St.
                          Melbourne, VIC 3000
                          Australia


Michael Delaney           Australian Superannuation Fund    Principal Executive Officer and Fund              Australia
                          Level 3, 39 Brisbane Avenue       Secretary, Motor Trades Association
                          Barton ACT 2600                   of Australia Superannuation Fund
                          Australia


Patrick Joseph Jilek      9 Hunter Street                   Director, Access Economics                        Australia
                          Sydney, New South West 2000
                          Australia



                                               CASTOR HOLDINGS LLC AUTHORIZED PERSONS

NAME                      BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION                      CITIZENSHIP
------------------------------------------------------------------------------------------------------------------------------------
Christopher Leslie        125 West 55th Street              Chief Executive Officer, Macquarie                United Kingdom and
                          New York, New York 10019          Infrastructure Partners Inc.                      Australia


Mark Wong                 125 West 55th Street              Fund Manager, Macquarie Infrastructure            Australia
                          New York, New York 10019          Management (USA) Inc.
                          U.S.A.


                                   SCHEDULE II
                                   -----------

         The name of each Member, as defined in Item 4 of this Schedule 13D, of Castor Holdings LLC is set forth below:

o DUET Investment Holdings Limited, a company incorporated in Victoria, Australia;

o Industry Funds Management (Nominees) Limited (ABN 56 003 969 891), a company incorporated under the laws of New South Wales, Australia and whose registered address is at Level 29, Casselden Place, 2 Lonsdale Street, Melbourne 3000, Victoria, Australia, in its capacity as trustee of the IFM (International Infrastructure) Wholesale Trust;

o    CLH Holdings, GP, a Delaware general partnership;

o Macquarie Specialised Asset Management Limited, a company incorporated in New South Wales, Australia, in its capacity as responsible entity for Macquarie Global Infrastructure Fund IIA;

o Macquarie Specialised Asset Management 2 Limited, a company incorporated in New South Wales, Australia, in its capacity as responsible entity for Macquarie Global Infrastructure Fund IIB;

o Macquarie Specialised Asset Management Limited, a company incorporated in New South Wales, Australia, in its capacity as responsible entity for Macquarie-FSS Infrastructure Trust;

o Motor Trades Association of Australia Superannuation Fund Pty Limited (ACN 008 650 628), a corporation incorporated in the Australian Capital Territory; and

o SAS Trustee Corporation, a body corporate constituted under the Superannuation Administration Act 1987 and continued under the Superannuation Administration Act 1991 and the Superannuation Administration Act 1996 (NSW), in its capacity as trustee for the STC funds, as that expression is defined by the Superannuation Administration Act 1996 (NSW).